

November 5, 2020

Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

      Re: Legacy Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed October 5, 2020
          File No. 001-38296

Dear Mr. Rigaud:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Penny Minna